UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 20)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler LLP
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☒

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	0*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 0.0%*

14.		Type of Reporting Person (See Instructions): IA

*As of December 3, 2013 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds no common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company that were held by the Fund.  As of the Filing Date, the Reporting Person ceased to beneficially own more than five percent of the Company’s Common Shares.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated in its entirety as follows:

       As of December 3, 2013 (the “Filing Date”), the Fund holds no Common Shares.  The Reporting Person possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company that were held by the Fund.

       On the Filing Date, the Fund sold 67,421,117 Common Shares at a price per Common Share of $0.005.  The Common Shares were sold in (i) transactions executed on the Toronto Stock Exchange and (ii) over-the-counter transactions.  Other than the transactions set forth in this paragraph, there were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to the Filing Date, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

       As of the Filing Date, the Reporting Person ceased to beneficially own more than five percent of the Company’s Common Shares.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2013

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)